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                                                               Exhibit 26(d)(12)

INTEREST ACCUMULATION AGREEMENT

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions.

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement provides additional death benefit, called the Interest Accumulation Agreement (IAA) amount.

The IAA amount is zero on the effective date of this agreement. At each subsequent policy anniversary, the IAA amount will be increased by an amount equal to the policy's total death benefit at that point less the policy's face amount, multiplied by the IAA increase factor which is shown on the policy data pages.

MAY THE IAA INCREASE FACTOR BE CHANGED?

Yes. You may request that the IAA factor be changed to any amount from 0 through 12 percent. Any change to the IAA increase factor will be in effect at the next policy anniversary after the change is recorded at our home office. When we approve your written request for a change to the IAA factor, we will mail you at your last known address, new policy data pages. We reserve the right to require evidence of insurability when the IAA factor is requested to be increased.

IS THERE A LIMIT ON THE IAA AMOUNT?

Yes. If the policy's net amount at risk at any policy anniversary exceeds the Maximum Net Amount at Risk shown on the policy data pages, the IAA amount will not be increased. The IAA amount may be decreased at a policy anniversary such that the policy's net amount at risk does not exceed the Maximum Net Amount at Risk.

IS IT POSSIBLE FOR THE IAA AMOUNT TO BE REDUCED TO ZERO?

Yes. Because the IAA amount may be reduced at each policy anniversary such that the net amount at risk does not exceed the Maximum Net Amount at Risk, it is possible that the IAA amount may be reduced to zero.

WHAT IS THE CHARGE FOR THIS AGREEMENT?

There is no charge for choosing this agreement.

WHAT IS THE CHARGE FOR THE IAA AMOUNT?

The monthly charge for the IAA amount is a cost of insurance charge multiplied by the IAA amount. The maximum monthly cost of insurance charges change each year as shown by the schedule in the policy data pages.

IS THIS AGREEMENT SUBJECT TO THE INCONTESTABILITY AND SUICIDE PROVISION OF THE POLICY?

Yes. Those provisions apply to this agreement. The contestable and suicide periods will be measured from the effective date of this agreement.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on the earliest of:

     (1)  the date this policy is surrendered or otherwise terminates; or
     (2)  the date we receive your written request to cancel this agreement.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

[
/s/ Dennis E. Prohofsky                                    /s/ Robert L. Senkler
Secretary                                                             President]